Final Term Sheet To preliminary prospectus supplement dated August 12, 2019 (To prospectus dated September 29, 2017)	Filed pursuant to Rule 433 Registration number 333-220731 August 12, 2019

Lincoln National Corporation $500,000,000 3.050% SENIOR NOTES DUE 2030 Final Term Sheet, dated August 12, 2019

Issuer:	Lincoln National Corporation

Title of Securities:	3.050% Senior Notes due 2030 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	August 12, 2019

Settlement Date (T+5)*:	August 19, 2019

Maturity Date:	January 15, 2030

Aggregate Principal Amount Offered:	$500,000,000

Price to the Public (Issue Price):	99.896% of the principal amount of the Notes, plus accrued interest, if any, from and including August 19, 2019, if settlement occurs after that date

Net Proceeds (Before Expenses):	$496,230,000, plus accrued interest, if any, from and including August 19, 2019, if settlement occurs after that date

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.642%

Spread to Benchmark Treasury:	Treasury Rate plus 142 basis points

Re-offer Yield:	3.062%

Coupon:	3.050% per annum

Interest Payment Dates:	Semi-annually in arrears on each January 15 and July 15, commencing on January 15, 2020

Optional Redemption:	At any time and from time to time prior to October 15, 2029 (the “Par Call Date”), the Notes will be redeemable at our option, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted treasury rate, plus 25 basis points.

At any time and from time to time on or after the Par Call Date, the Notes will be redeemable at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

CUSIP/ISIN:	534187BJ7 / US534187BJ76

Ratings** (expected):	Baa1/Stable (Moody’s) / A-/Stable (S&P) / BBB+/Positive (Fitch)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp. HSBC Securities (USA) Inc. BofA Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or BNP Paribas Securities Corp. toll-free at 1-800-854-5674.

*It is expected that delivery of the notes will be made against payment therefor on or about August 19, 2019, which is five business days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on the date of pricing should consult their own advisor.

**An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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